VINEBROOK HOMES TRUST, INC.

300 Crescent Court, Suite 700

Dallas, Texas 75201

December 23, 2022

BY EDGAR

Jeffrey Lewis

Office of Real Estate and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VineBrook Homes Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 23, 2022
Form 10-Q for the quarterly period ended September 30, 2022
Filed November 14, 2022
File No. 000-56274

Dear Mr. Lewis:

This letter is in response to the letter dated December 19, 2022 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to VineBrook Homes Trust, Inc. (the “Company”). For ease of reference, the text of the Staff’s comments are included below in bold-faced type, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2021

FFO, Core FFO and AFFO, page 67

1.

We note that you reconcile funds from operations (FFO) from net income (loss) attributable to common stockholders and net income (loss) attributable to NCI in the OP. Based upon your reconciliation, it appears that FFO represents FFO attributable to common shareholders and NCI in the OP. Please revise your presentation in future filings to clearly label FFO as FFO attributable to common shareholders and NCI in the OP.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its presentation in future filings to clearly label FFO as FFO attributable to common shareholders and NCI in the OP.

Form 10-Q for the quarterly period ended September 30, 2022

Item 6. Exhibits

Exhibit 32.1, page 61

2.

Please amend your filing to include the certification pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) pertaining to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Please ensure your certification identifies the correct periodic report of the certification. This comment also applies to your quarterly report for the quarter ended June 30, 2022.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will file amendments to its Form 10-Q for the period ended September 30, 2022 and its Form 10-Q for the period ended June 30, 2022 to include the certification pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) pertaining to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and to identify the correct periodic report in the certification.

If you have any questions, please feel free to contact me at 214-276-6300 or our counsel, Justin Reinus of Winston & Strawn LLP, at 214-453-6566.

Very truly yours, /s/ Brian Mitts Brian Mitts Interim President, Chief Financial Officer, Treasurer and Assistant Secretary

cc:	Justin S. Reinus, Partner, Winston & Strawn LLP Charles T. Haag, Partner, Winston & Strawn LLP